Exhibit 99.2

The following discussion and analysis of our company’s financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We are a company with limited liability incorporated in 2007 under the laws of the Cayman Islands. Headquartered in Beijing, we have been providing products and services to oil and gas companies and their affiliates through Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”) and their affiliates, hereafter referred to as our domestic companies (the “Domestic Companies”), which are established under the laws of the PRC. From 2017, we have been providing service to companies in other power energy industries such as the electronic power industry and the renewable energy industry. As the Company contractually controls the Domestic Companies, we serve as the center of strategic management, financial control and human resources allocation. Due to this contractual control and our obligation to bear the losses of the Domestic Companies, we consider them to be variable interest entities (“VIEs”) for accounting purposes and consolidate their results in our financial statements.

Through Nanjing Recon and BHD, our business is mainly focused on the upstream sectors of the oil and gas industry. From 2018, our business has been expanding to the downstream of the energy industry– the civil and industrial heating furnaces market, electric and coal chemical industry and the energy service management industry. As we acquired major equity interest of FGS in year 2021, we also extend our business to fuel market. We derive our revenues from the sales and provision of (1) automation products and projects, (2) equipment and installment for heating furnaces and overall energy saving resolution, (3) chemical products and overall resolution for wastewater and oily sludge treatment, (4) downhole services, production enhancement, engineering and project services for aforementioned, and (5) platform development services for gas stations and other entities that will provide services under the scenario of refuel.

●Nanjing Recon: Nanjing Recon is a high-tech company that specializes in automation services for oilfield companies. It mainly focuses on providing automation solutions to the oil exploration industry, including monitoring wells, automatic metering to the joint station production, process monitor, and a variety of oilfield equipment and control systems. From 2018, Nanjing Recon also provides automation products and services to other segments of the energy industry, such as the new energy industry, electric power and coal chemical industries.
●	BHD: BHD is a high-tech company that specializes in transportation equipment and stimulation productions and services. Possessing proprietary patents and substantial industry experience, BHD has also been expanding services to oilfield wastewater and oily sludge treatment, and extended its heating products and resolutions to the civil market by leveraging its advantage on furnace products.

Recent Developments

Recently, international crude oil futures prices fluctuated due to the Russian-Ukrainian conflict, which led to surpassing the $100 per barrel barrier several times. Given that the Company currently has no direct operations or business outside China, the Company’s daily operations and current business segments will not be directly impacted. However, as the overall level of oil and gas prices tend to rise, we expect upstream customers, mainly domestic oil and gas companies, to continue to increase Capital Expenditures (also known as “CapEx”) to increase oil and gas production, which brings more opportunities for the rapid development of the Company. More particularly, as the oil prices increased, China oil companies’ performance were greatly improved and they will increase their investment in drilling for new oil and gas wells and production activities, compared to the prior years. As their vendor, we anticipate to benefit from these trends.

On January 5, 2022, the Company signed a consulting agreement (the “Agreement”) with Lintec Information Ltd (the “Consultant”). Pursuant to the Agreement, the Consultant shall serve as the Company’s investment and financial advisor for a period of one year. As the service consideration, the Company issued 1,050,000 restricted Class A Ordinary Shares to the Consultant on January 5, 2022.

On June 14, 2021, the Company and certain institutional investors (the “Purchasers”) entered into that certain Purchase Agreement, pursuant to which the Company agreed to sell to such Purchasers an aggregate of 2,800,000 Pre-Funded Warrants to purchase Class A Ordinary Shares in a registered direct offering (please refer to Note 17 of Financial Statement), and warrants to purchase up to 8,814,102 Ordinary Shares (the “Warrants”) in a concurrent private placement, for gross proceeds of approximately $55.0 million (the “Offering”) before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering closed on June 16, 2021. On March 7, 2022, the Company received exercise notices from the Purchasers to exercise the remaining Pre-Funded Warrants to purchase a total of 1,470,000 Class A Ordinary Shares. The Company received gross proceeds of $14,700, and all warrants under the Purchase Agreement were exercised and all the underlying shares were issued.

On February 28, 2022 and by ordinary resolution, the Company’s Compensation Committee recommended, and the Board deemed it is in the best interests of the Company to issue 800,000 Class B Ordinary Shares each to Mr. Shenping Yin and Guangqiang Chen for a total grant of 1,600,000 Class B Ordinary Shares, with a fair value of $1,694,000.

On February 28, 2022 and by ordinary resolution, the Company’s Compensation Committee recommended, and the Board deemed it in the best interests of the Company to grant 1,642,331 Class A Ordinary Shares pursuant to its 2015 Equity Incentive Plan to the employees of the Company, with a fair value of $1,708,024, which will be vested in three years.

After approval on February 28, 2022, the Board decided to further deliberate on the above-referenced resolutions before authorizing the Company’s transfer agent to issue the Class B Ordinary Shares to Mr. Yin and Mr. Chen and to grant the Class A Ordinary Shares to its employees. On March [•], 2022, upon completing its deliberation, the Board authorized its transfer agent to issue such Class B Ordinary Shares and Class A Ordinary Shares pursuant to the board resolutions dated February 28, 2022, to both Mr. Yin and Mr. Chen, and to the Company’s employees, respectively.

Recent Industry Developments and Business Outlook

With rising oil prices and increased investment by oil companies, market demand will continue to increase, and competition will also become more intensive. On the one hand, the Company will strengthen the investment in research and development of new products. On the other hand, we will continue to integrate automation technology into other business segments to improve the digital content and enhance the competitive advantage of the Company's products. More specifically:

1)as oil and gas companies ramp up productions, the demands for heating equipment have increased, and we have been benefitted from this trend and we have also seen the number of orders and average order amount increased from late 2021 to date;
2)as production activities become more intense, the waste water and oily sludge generated with the production process will also increase dramatically, which we believe our oilfield environmental protection segment will continue to increase and contribute to the Company’s revenues. The oilfield environmental protection segment has expanded six-times year-over-year for the six-month period ended December 31, 2021; and
3)we will continue to improve our solutions and products, which may cause R&D expenses to increase. We believe this increase is a worthy investment which will enhance the long-term competitiveness of the Company. In year 2021, we have successfully developed an ultra-deep electric submersible progressing cavity pump for gas-wells production through automation and AI algorithms within traditional equipment, which has opened a new market for the Company. Because of Covid-19 and delayed international shipping, this business segment was temporarily delayed as equipment needed could not be imported as scheduled, causing postpone of those projects and revenue was not recognized in this half-year period. We expect that this business segment will contribute revenues for fiscal year 2022.

We will also continue to explore business opportunities in new energy applications in the oilfield and gas stations by leveraging our knowledge of China’s oil industry and our deep relationships with oilfield companies and oil sales companies.

Growth Strategy

As a smaller China-focused company, our basic strategy focuses on developing our onshore oilfield business in the upstream sector of the industry. We continuously focus on providing high quality products and services in oilfields in which we have a geographical advantage. This helps us avoid conflicts of interest with bigger private companies while protecting our position within this market segment. Our mission is to increase the automation and safety levels of industrial petroleum production in China and to improve the underdeveloped working process and management mode used by many companies by providing advanced technologies. At the same time, we are always looking to improve our business and to increase our earning capability.

Currently, as more markets of China’s energy industry are open to non-state-owned companies, we are also seeking for opportunities in other markets. We believe our experience and deep knowledge of the energy industry, especially in oil and gas, will always be the long-term foundation for the company's growth. By tapping into technological advances in recent years, such as solar energy and the Smart Industry and Industrial Internet, which is bringing about a fundamental change in the way factories and workplaces function by making them safer, more efficient, more flexible and more environmentally friendly. We expect to create more profitable business lines.

Also, to diversify our revenue stream and lower the risk of concentration, we will continue to seek new opportunities in other industries by leveraging our knowledge of intelligent equipment and the “internet of things” (IoT), which is a crucial component of the Smart Industry and Industrial Internet.

Trend Information

Other than as disclosed elsewhere in this report, such as coronavirus outbreak, we are not aware of any trends, uncertainties, demands, commitments, or events since the beginning of our fiscal year 2021 which are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Factors Affecting Our Results of Operations

Our operating results in any period are subject to general conditions typically affecting the Chinese oilfield service industry which include but are not limited to:

●	oil and gas prices;
●	the amount of spending by our customers, primarily those in the oil and gas industry;
●	growing demand from large corporations for improved management and software designed to achieve such corporate performance;
●	the procurement processes of our customers, especially those in the oil and gas industry;
●	competition and related pricing pressure from other oilfield service solution providers, especially those targeting the Chinese oil and gas industry;
●	the ongoing development of the oilfield service market in China;
●	unpredictability of policies regarding the energy and internet sectors; and
●	inflation and other macroeconomic factors.

Unfavorable changes in any of these general conditions could negatively affect the number and size of the projects we undertake, the number of products we sell, the amount of services we provide, the price of our products and services, and otherwise affect our results of operations.

Our operating results in any period are more directly affected by company-specific factors including:

●	our revenue growth, in terms of the proportion of our business dedicated to large companies and our ability to successfully develop, introduce and market new solutions and services;
●	our ability to increase our revenues from both old and new customers in the oil and gas industry in China;
●	our ability to effectively manage our operating costs and expenses; and
●	our ability to effectively implement any targeted acquisitions and/or strategic alliances so as to provide efficient access to markets and industries in the oil and gas industry in China.

Major Critical Accounting Policies and Estimates

Consolidation of VIEs

A VIE is an entity that either (i) has insufficient equity to permit the entity to finance its activities without additional subordinated financial support or (ii) has equity investors who lack the characteristics of a controlling financial interest. A VIE is consolidated by its primary beneficiary. The primary beneficiary has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The Company performs ongoing assessments to determine whether an entity should be considered a VIE and whether an entity previously identified as a VIE continues to be a VIE and whether the Company continues to be the primary beneficiary.

Assets recognized as a result of consolidating VIEs do not represent additional assets that could be used to satisfy claims against the Company’s general assets. Conversely, liabilities recognized as a result of consolidating these VIEs do not represent additional claims on the Company’s general assets; rather, they represent claims against the specific assets of the consolidated VIEs.

Estimates and Assumptions

The preparation of the unaudited condensed consolidated interim financial statements in conformity with accounting principles generally accepted in United States of America (“US GAAP”), which requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated interim financial statements include allowance for credit losses related to trade accounts receivable, other receivables and purchase advances, allowance for inventory, the useful lives of property and equipment, valuation allowance for deferred tax assets, impairment assessment for long-lived assets, the discount rate for lease, valuation of the convertible notes and the fair value of share- based payments. The use of estimates is an integral component of the financial reporting process; actual results could differ from those estimates.

The key assumptions underlying the Company’s accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on the Company’s allowance for credit losses related to purchase advances. The production of the Company’s products requires custom-made equipment from its suppliers. To ensure that it can secure the required customized equipment, the Company often needs to make full prepayment for its intended purchases. As a standard practice in the petroleum extraction industry, the Company generally must submit a bid in order to secure the sales contract. The bidding process generally takes between one month to one year and the timing depends on the size of the overall project, which timing and size are generally controlled by its client. In order to secure timely purchase delivery and to meet its product delivery schedule, the Company normally prepays for the purchase advances if the Company believes that it is more than likely to win the bid for the sales contract which is accounted as pre-contract costs. After winning the bid and securing the sale contract, the Company normally needs to deliver its products approximately within one week to six months. Based on the Company’s historical experience, the Company generally is able to realize its purchase advances on the customized equipment that it orders. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

Fair Values of Financial Instruments

The US GAAP accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, establish a three-level valuation hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The three levels of inputs are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company measures certain financial assets, including investments under the equity method on other-than-temporary basis, intangible assets and fixed assets at fair value when an impairment charge is recognized.

The carrying amounts reported in the consolidated balance sheets for trade accounts receivable, other receivables, purchase advances, trade accounts payable, convertible notes payable, accrued liabilities, advances from customers, investment payable, short-term bank loan and short-term borrowings approximate fair value because of the immediate or short-term maturity of these financial instruments.

Long-term Investments

ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance requires modified retrospective application to all outstanding instruments for fiscal years beginning after December 15, 2017, with a cumulative effect adjustment recorded to opening accumulated deficit as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value would be applied prospectively. The Company adopted the new financial instruments accounting standard from July 1, 2018.

-      Equity Investments with Readily Determinable Fair Values - Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

-      Equity Investments without Readily Determinable Fair Values - After the adoption of this new accounting standard, the Company elected to record equity investments without readily determinable fair values and not accounted for under the equity method at cost, less impairment, adjusted for subsequent observable price changes on a nonrecurring basis, and report changes in the carrying value of the equity investments in current earnings. Changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

-      Equity Investments Accounted for Using the Equity Method - The Company accounts for its equity investment over which it has significant influence but does not own a majority equity interest or otherwise control using the equity method. The Company adjusts the carrying amount of the investment and recognizes investment income or loss for share of the earnings or loss of the investee after the date of investment. The Company assesses its equity investment for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the entities, including current earnings trends and undiscounted cash flows, and other entity-specific information. The fair value determination, particularly for investment in privately held entities, requires judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investment and determination of whether any identified impairment is other-than-temporary.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. The Company recorded no impairment loss on its equity method investment during the six months ended December 31, 2020 and 2021. The Company recorded a (¥251,296) investment loss and 15,411 ($2,423) investment income on its equity method investment in unconsolidated entity during the six months ended December 31, 2020 and 2021.

Business Combinations

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations.” The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of operation and comprehensive loss. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operation and comprehensive loss.

In a business combination considered as a step acquisition, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of operation and comprehensive loss.

Revenue Recognition

In accordance with ASC 606, “Revenue from Contracts with Customers,” revenue is recognized when all of the following five steps are met: (i) identify the contract(s) with the customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations; (v) recognize revenue when (or as) each performance obligation is satisfied. The core principle underlying the new revenue recognition Accounting Standards Update (“ASU”) is that the Company recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. The Company identifies contractual performance obligations and determines whether revenue should be recognized at a point in time or over time, based on when goods or services are provided to a customer.

Disaggregation of Revenues

Revenues are recognized when control of the promised goods or services are transferred to our customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The following items represent the Company’s revenues disaggregated by revenue source. In accordance with ASC 606-10-50-5, the Company selects categories to present disaggregated revenue that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors and delivery conditions of products and fulfillment of obligations.

The Company’s disaggregation of revenues for the six months ended December 31, 2020 and 2021 is disclosed in Note 27 to the financial statements in Exhibit 99.1.

Automation Products and Software; Equipment and Accessories

The Company generates revenues primarily through delivery of standard or customized products and equipment, including automation products, furnaces and related accessories. Revenue is recognized when products are delivered, and acceptance reports are signed off by customers.

The sale of automation products or our specialized equipment when combined with services represent a single performance obligation for the development and construction of a single asset. The Company may also provide design or installation services to clients as there may be such obligation in contracts. The promises to transfer the goods and provision of services are not separately identifiable, which is evidenced by the fact that the Company provides significant services of integrating the goods and services into a single deliverable for which the customer has contracted. For such sales arrangements, the Company recognizes revenue using input method, based on the relationship between actual costs incurred compared to the total estimated costs for the contract. Such method is adopted because the Company believes it best depicts the transfer of goods and services to the customer.

Oilfield Environmental Protection Service

The Company provides wastewater treatment products and related services to oilfield and chemical industry companies and generate revenue from special equipment, self-developed chemical products and supporting service, transfer. Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue when products are delivered, on-site assistance services rendered, and acceptance reports are signed off by customers. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

The Company provides oily sludge disposal and treatment services to oilfield companies and generates revenue from treatment services of oily sludge Revenue is recognized when contract obligations have been performed. For such sales arrangements, the Company recognizes revenue using output method, based on the percentage-of-completion method. Such method is adopted because the Company believes it best depicts the transfer of services to the customer.

Platform Outsourcing Services

The Company provides Customized Software Services and supporting operation services to CNPC’s gas stations around different provinces to complete online transactions; Application Programming Interface (“API”) Port Export Service, and related maintain services to CNPC’s business cooperators during the service contract period. The Company considered these performance obligations to be indistinguishable contractual performance obligations. As the Company has no right to get the compensation for any performances completed while not accepted by its customers, the Company can only recognize revenue at a point in time, which is when the online transaction is completed. The Company’s services enable terminal users of different mobile apps run by its clients or cooperators to complete refueling in cash or online through different payment channels, when each transaction, including refueling and payment, is completed, the Company is entitled to charge with pre-settled rates of each transaction amount as service fee and recognize the underlying amount as revenue.  Related fees are generally billed monthly, based on a per transaction basis.

Arrangements with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company will allocate revenues to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or using expected cost-plus margin.

Contract Balances

Contract balances typically arise when a difference in timing between the transfer of control to the customer and receipt of consideration occurs.

Contract costs, net - The Company recognizes an asset from the costs incurred to fulfill a contract when those costs meet all of the following criteria: (i) the costs relate directly to a contract or to an anticipated contract that the Company can specifically identify; (ii) the costs generate or enhance resources of the Company that will be used in satisfying (or in continuing to satisfy) performance obligations in the future; and (iii) the costs are expected to be recovered.

- Pre-Contract Costs - Pre-contract costs are the amounts prepaid to suppliers for purchases of customized equipment in anticipation of obtaining planned contracts for the Company’s hardware and software revenues. If it subsequently confirms that the Company is unable to secure the planned contracts with a customer after making the advance payments for these planned contracts, the Company evaluates the probable recoverability of the pre-contract cost and charges to expenses when the Company determines that the recovery of such pre-contract cost is improbable.

- Executed Contract Costs - Direct costs, such as material, labor, depreciation and amortization and subcontracting costs and indirect costs allocable to contracts include the costs of contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance for quality assurance purposes before clients’ initial acceptance. Once products are delivered, installed and debugged for intended use and accepted by a client, which may last from weeks to months (this process is decided by the client’s individual project construction arrangement), the Company records revenue based on the contract or the final clients’ acceptance. Minor costs for repair during the maintenance period after initial acceptance are recorded as cost of goods sold as they are incurred. All other general and administrative costs and selling costs are charged to expenses as incurred. The Company generally ships its products approximately one week to six months after production begins and the timing depends on the size of the overall project.

Contract liabilities are recognized for contracts where payment has been received in advance of performance under the contract. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as advance from customers, consist primarily of the Company’s unsatisfied performance obligations as of the balance sheet dates. Contract liabilities are recognized as revenue after control of the products or services is transferred to the customer and all revenue recognition criteria have been met.

Performance Obligations

Performance obligations include delivery of products and provision of services. The Company recognizes revenue when performance obligations under the terms of a contract with its customer are satisfied. This occurs when the control of the goods and services have been transferred to the customer. Accordingly, revenue for sale of goods is generally recognized upon shipment or delivery depending on the shipping terms of the underlying contract, and revenue for provision of services is recognized over the service period. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods and providing services.

Amounts billed to customers for shipping and handling activities to fulfill the Company’s promise to transfer the goods are included in revenues, and costs incurred by the Company for the delivery of goods are classified as cost of sales in the consolidated statements of operations and comprehensive loss. Sales, value added, and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. The Company generally offers assurance-type warranties for its products. The specific terms and conditions of those warranties vary depending upon the product. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the warranty liability include historical product-failure experience and estimated repair costs for identified matters. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The amount accrued for expected returns and warranty claims was immaterial as of December 31, 2021. The amount of revenue recognized during the six months ended December 31, 2020 and 2021 that was previously included within contract liability balances was ¥1,870,891 and ¥7,339,616 ($1,153,770), respectively.

Practical Expedients Elected

Incremental Costs of Obtaining a Contract - The Company has elected the practical expedient permitted in ASC 340-40-25-4, which permits an entity to recognize incremental costs to obtain a contract as an expense when incurred if the amortization period will be less than one year and not significant.

Significant Financing Component - The Company has elected the practical expedient permitted in ASC 606-10-32-18, which allows an entity to not adjust the promised amount of consideration for the effects of a significant financing component if a contract has a duration of one year or less. As the Company’s contracts are typically less than one year in length, consideration will not be adjusted. The Company’s contracts include a standard payment term of 90 days to 360 days; consequently, there is no significant financing component within contracts.

Trade Accounts, Net, Other Receivables, Net and Loan to Third Parties

Accounts receivable are carried at original invoiced amount less a provision for any potential uncollectible amounts. In July 2020, the Company adopted ASU 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable and other receivables. Other receivables and loan to third parties arise from transactions with non-trade customers.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated interim financial statements as of July 1, 2020. Accounts receivable, other receivables and loan to third parties are recognized and carried at carrying amount less an allowance for credit loss, if any. The Company maintains an allowance for credit losses resulting from the inability of its trade and non-trade customers (“customers”) to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis. The Company has also included in calculation of allowance for credit losses, the potential impact of the COVID-19 pandemic on our customers businesses and their ability to pay their accounts receivable, other receivables and loan to third parties. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The Company also considers external factors to the specific customer, including current conditions and forecasts of economic conditions, including the potential impact of the COVID-19 pandemic. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit loss as of December 31, 2021 decreased approximately ¥2,992,018 ($470,338) from June 30, 2021.

The Company evaluates the creditworthiness of all of its customers individually before accepting them and continuously monitors the recoverability of accounts receivable, other receivables and loan to third parties. If there are any indicators that a customer may not make payment, the Company may consider making provision for non-collectability for that particular customer. At the same time, the Company may cease further sales or services to such customer. The following are some of the factors that the Company considers in determining whether to discontinue sales, record as contra revenue or allowance for credit losses:

●the oil price and fluctuation of the overall oil industry;
●the customer fails to comply with its payment schedule;
●the customer is in serious financial difficulty;
●a significant dispute with the customer has occurred regarding job progress or other matters;
●the customer breaches any of the contractual obligations;
●the customer appears to be financially distressed due to economic or legal factors;
●the business between the customer and the Company is not active; and
●other objective evidence indicates non-collectability of the accounts receivable, other receivables and loan to third parties.

The Company considers the following factors when determining whether to permit a longer payment period or provide other concessions to customers:

●the customer’s past payment history;
●the customer’s general risk profile, including factors such as the customer’s size, age, and public or private status;
●macroeconomic conditions that may affect a customer’s ability to pay; and
●the relative importance of the customer relationship to the Company’s business.

Share-Based Compensation

Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis over the requisite service period for the entire award. The Company has elected to recognize compensation expenses using the valuation model estimated at the grant date based on the award’s fair value.

Recently enacted accounting pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes. The Board is issuing this Update as part of its initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of GAAP for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The specific areas of potential simplification in this Update were submitted by stakeholders as part of the Simplification Initiative. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted this guidance on July 1, 2021 and the adoption of this ASU did not have a material impact on its unaudited condensed consolidated interim financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact ASU 2020-06 will have on the Company’s unaudited condensed consolidated interim financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the unaudited condensed consolidated interim financial position, statements of operations and cash flows.

Results of Operations

The following consolidated results of operations include the results of operations of the Company and its variable interest entities (“VIEs”), BHD and Nanjing Recon, and subsidiaries of these VIEs.

Our historical reporting results are not necessarily indicative of the results to be expected for any future period.

Six Months Ended December 31, 2021 Compared to Six Months Ended December 31, 2020

Revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Automation product and software	¥12,618,460	¥23,859,815	¥11,241,355	89.1%
Equipment and accessories	9,754,851	6,187,975	(3,566,876)	(36.6)%
Oilfield environmental protection	2,795,968	19,735,430	16,939,462	605.9%
Platform outsourcing services	—	4,628,504	4,628,504	100.0%
Total revenue	¥25,169,279	¥54,411,724	¥29,242,445	116.2%

Our total revenues for the six months ended December 31, 2021 were approximately ¥54.4 million ($8.6 million), an increase of approximately ¥29.2 million ($4.6 million) or 116.2% from ¥25.2 million for the same period in 2020. The overall increase in revenue was mainly due to the increased revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the decreased revenue from equipment and accessories segment during the six months ended December 31, 2021.

(1)Revenue from automation product and software increased by ¥11.2 million ($1.8 million) or 89.1%. The increase was mainly caused by 1) completion of prior delayed projects in Ji Dong oilfield; 2) recovery of Shenhua Group’s requirement; and 3) contribution from operation and maintenance services regarding metering instruments, a new business resources developed by the Company from year 2021.
(2)	Revenue from equipment and accessories decreased by ¥3.6 million ($0.6 million) or 36.6% because 1) Even though oil price rose from early 2021, our clients were very prudent in budgeted expenditures, they preferred continued maintenance of old equipment instead of replacing them with new ones. At the same time, there is usually a several months’ lag from oil price increase to capital expenditure made. Thus, revenue from equipment and accessories decreased. According to the new orders signed in the first three months of year 2022, management believe revenue from this business line will recover quickly as oilfield customers are increasing production; and 2) as effected by Covid-19 and international logistics transportation, equipment ordered for ultra-deep electric submersible progressing cavity pump related business were delayed and such business were not able to perform as scheduled. Management expects these contracts to be completed in year 2022.
(3)	Revenue from oilfield environmental protection increased by ¥16.9 million ($2.7 million) or 605.9%. This was mainly contributed to continuously increased reequipment of our wastewater treatment and oily sludge treatment. As oil prices rise and the increase of oilfield production, management believe revenue from this segment will continue to increase.
(4)	Revenue from platform outsourcing services increased by ¥4.6 million ($0.7 million) or 100.0%. The increase was mainly due to the acquisition of FGS. FGS was consolidated into our operations from January 2021.

Cost of revenue

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Automation product and software	¥9,466,190	¥20,580,830	¥11,114,640	117.4%
Equipment and accessories	6,663,175	2,903,870	(3,759,305)	(56.4)%
Oilfield environmental protection	2,166,748	13,966,755	11,800,007	544.6%
Platform outsourcing services	—	2,289,117	2,289,117	100.0%
Business and sales related tax	156,126	164,073	7,947	5.1%
Total cost of revenue	¥18,452,239	¥39,904,645	¥21,452,406	116.3%

Our cost of revenues increased from ¥18.5 million for the six months ended December 31, 2020 to ¥39.9 million ($6.3 million) for the same period in 2021. This increase was mainly caused by the increased cost of revenue from automation product and software, oilfield environmental protection and platform outsourcing services segments, which was partially offset by the decreased cost of revenue from equipment and accessories segment during the six months ended December 31, 2021.

For the six months ended December 31, 2020 and 2021, cost of revenue from automation product and software was approximately ¥9.5 million and ¥20.6 million ($3.2 million), respectively, representing an increase of approximately ¥11.1 million ($1.7 million) or 117.4%. The increase in cost of revenue from automation product and software was primarily attributable to increased sales of automation products.

For the six months ended December 31, 2020 and 2021, cost of revenue from equipment and accessories was approximately ¥6.7 million and ¥2.9 million ($0.5 million), respectively, representing a decrease of approximately ¥3.8 million ($0.6 million) or 56.4%. The decrease in cost of revenue from equipment and accessories was primarily attributable to decreased sales of heating related products.

For the six months ended December 31, 2020 and 2021, cost of revenue from oilfield environmental protection was approximately ¥2.2 million and ¥14.0 million ($2.2 million), respectively, representing an increase of approximately ¥11.8 million ($1.9 million) or 544.6%. The increase in the cost of revenue, mainly drawn from wastewater and oily sludge treatments, was in line with increase in revenue related to our wastewater treatment and oily sludge treatment.

For the six months ended December 31, 2020 and 2021, cost of revenue from platform outsourcing services, mainly from the consolidation of FGS from fiscal year 2021, was approximately ¥nil and ¥2.3 million ($0.4 million), respectively, representing an increase of approximately ¥2.3 million ($0.4 million) or 100.0%. The increase of cost of revenue was in line with increase in revenue.

Gross Profit

	For the Six Months Ended
	December 31,
	2020		2021
	Gross		Gross		Increase /	Percentage
	Profit	Margin %	Profit	Margin %	(Decrease)	Change
Automation product and software	¥3,134,568	24.8%	¥3,278,985	13.7%	¥144,417	4.6%
Equipment and accessories	3,041,413	31.2%	3,269,780	52.8%	228,367	7.5%
Oilfield environmental protection	541,059	19.4%	5,633,338	28.5%	5,092,279	941.2%
Platform outsourcing services	—	—	2,324,976	50.2%	2,324,976	100.0%
Total gross profit and margin %	¥6,717,040	26.7%	¥14,507,079	26.7%	¥7,790,039	116.0%

Our gross profit increased to ¥14.5 million ($2.3 million) for the six months ended December 31, 2021 from ¥6.7 million for the same period in 2020. Our gross profit as a percentage of revenue remained at the same level of 26.7% for the six months ended December 31, 2021 from 26.7% for the same period in 2020.

For the six months ended December 31, 2020 and 2021, gross profit from automation product and software was approximately ¥3.1 million and ¥3.3 million ($0.5 million), respectively, representing a slight increase of approximately ¥144,417 ($22,702) or 4.6%. During this period, we mainly carried out contracts that were signed during the Covid-19 and low oil price period, during which we used a low-margin strategy to maintain our cooperation business with clients. As oil price increase, we believe this statue will be improved and our margin will increase with a higher race and the margin percentage will also be higher.

For the six months ended December 31, 2020 and 2021, gross profit from equipment and accessories was approximately ¥3.0 million and ¥3.3 million ($0.5 million), respectively, representing a slight increase of approximately ¥228,367 ($35,899) or 7.5%. Despite the decrease in revenue, gross profit increased during the six months ended December 31, 2021, attributed to a higher percentage of revenue from maintenance equipment for servicing heating equipment, accessories, and checking and high value-added maintenance service for automation systems.

For the six months ended December 31, 2020 and 2021, gross profit from oilfield environmental protection was approximately ¥0.5 million and ¥5.6 million ($0.9 million), respectively, representing an increase of approximately ¥5.1 million ($0.8 million) or 941.2%. The increase in gross profit from oilfield environmental protection was primarily attributable to the increased production of oily sludge.

For the six months ended December 31, 2020 and 2021, gross profit from platform outsourcing services was approximately ¥nil and ¥2.3 million ($0.4 million), respectively, representing an increase of approximately ¥2.3 million ($0.4 million) or 100.0%, the increase in gross profit was attributable to the acquisition a majority equity interest of FGS, resulting in the consolidation of FGS since January 2021.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Selling and distribution expenses	¥2,750,389	¥4,727,496	¥1,977,107	71.9%
% of revenue	10.9%	8.7%	(2.2)%	—
General and administrative expenses	13,009,013	47,314,621	34,305,608	263.7%
% of revenue	51.7%	87.0%	35.3%	—
Net recovery of provision for credit losses	(3,697,024)	(5,671,285)	(1,974,261)	53.4%
% of revenue	(14.7)%	(10.4)%	4.3%	—
Research and development expenses	3,756,839	5,477,213	1,720,374	45.8%
% of revenue	14.9%	10.1%	(4.8)%	—
Operating expenses	¥15,819,217	¥51,848,045	¥36,028,828	227.8%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of the Company’s sales and marketing departments, sales commissions, costs of marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by 71.9% or ¥2.0 million ($0.3 million), from ¥2.8 million in the six months ended December 31, 2020 to ¥4.7 million ($0.7 million) in the same period of 2021. An increase of ¥1.6 million ($0.3 million) was primarily due to the step acquisition of FGS. We consolidated the selling expenses of FGS and recorded amortization expenses of customer relationship recognized in relation to the step acquisition. Meanwhile, our salary expenses increased by ¥ 1.0 million ($0.2 million) due to increased headcount and salary increment as compared to the same period last year. The increase was partially offset by a decrease of ¥ 0.4 million ($0.06 million) in travelling expense due to the COVID-19 pandemic. Selling expenses were 8.7% of total revenues for the six months ended December 31, 2021 and 10.9% of total revenues for the same period of 2020.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock-based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 263.7% or ¥34.3 million ($5.4 million), from ¥13.0 million in the six months ended December 31, 2020 to ¥47.3 million ($7.4 million) in the same period of 2021. The increase was primarily due to the increased share-based compensation and salary to our management and employees, the increased profession services fees in relation to the financing activities carried out during the period, as well as we consolidated the general and administrative expenses of FGS due to the step acquisition of FGS. General and administrative expenses accounted for 87.0% of total revenues for the six months ended December 31, 2021 and 51.7% of total revenues for the same period of 2020.

Net recovery of provision for credit losses. Provision for credit losses is the estimated amount of bad debt that will arise as a result of lower collectability from account receivables, other receivables, purchase advances and contract assets. We recorded a reversal of provision for credit losses of ¥3.7 million for the six months ended December 31, 2020 as compared to a reversal of provision for credit losses of ¥5.7 million ($0.9 million) for the same period in 2021. The increase was mainly due to 1) we made specific reserve for some outstanding accounts receivable which we did not collect as we expected due to the unfavorable economy as a result of COVID-19 pandemic previously. However, due to the recovery of economy in China and the management’s great efforts in collection of receivables from our customers, some of accounts receivable we have provided credit losses for in the prior period were collected during the six months ended December 31, 2021, causing a reversal of provision for credit losses of accounts receivables; and 2) as the progress of these contracts was delayed by the COVID-19 pandemic, we recorded allowance for credit losses of contract cost according to its general accounting policy. Since the pandemic is relatively under control now, some of our projects has resumed its progress and the contract costs were realized, hence, resulted in a decrease in allowance for credit losses of contract cost. Management plans to continue to monitor and maintain the provision at a lower risk level.

Research and development (“R&D”) expenses. R&D expenses consist primarily of salaries and related expenditures for research and development projects. R&D expenses increased from ¥3.8 million for the six months ended December 31, 2020 to ¥5.5 million ($0.9 million) for the same period of 2021. This increase was primarily due to more research and development expense spent on design of new automation platform systems and treatment of wastewater during the period as compared to the same period last year. R&D expenses accounted for 10.1% of total revenues in the six months ended December 31, 2021 and 14.9% of total revenues for the same period of 2020.

Net Loss

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2020	2021	(Decrease)	Change
Loss from operations	¥(9,102,177)	¥(37,340,966)	¥(28,238,789)	310.2%
Change in fair value warrant liability	—	147,168,952	147,168,952	100.0%
Other income (loss), net	(1,037,687)	1,658,645	2,696,332	(259.8)%
Income (loss) before income taxes	(10,139,864)	111,486,631	121,626,495	(1,199.5)%
Provision (benefit) for income taxes	(98,338)	107,204	205,542	(209.0)%
Net income (loss)	(10,041,526)	111,379,427	121,420,953	(1,209.2)%
Less: Net income (loss) attributable to non-controlling interest	(1,105,874)	21,917	1,127,791	(102.0)%
Net income (loss) attributable to Recon Technology, Ltd	¥(8,935,652)	¥111,357,510	¥120,293,162	(1,346.2)%

Loss from operations. Loss from operations was ¥37.3 million ($5.9 million) for the six months ended December 31, 2021, compared to a loss of ¥9.1 million for the same period of 2020. This ¥28.2 million ($4.4 million) increase in loss from operations was primarily due to the increase in operating expense partially offset by the increase in gross profit as discussed above.

Change in fair value of warrant liability. The Company classify the warrants issued in connection with common share offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Change in fair value of warrants issued on June 14, 2021 through six months ended December 31, 2021 was ¥147.2 million ($23.1 million).

Other income (loss), net. Other net income was ¥1.7 million ($0.3 million) for the six months ended December 31, 2021, compared to other expenses of ¥1.0 million for the same period of 2020. The ¥2.7 million ($0.4 million) increase in other net income was primarily due to an increase in interest income of ¥2.6 million ($0.4 million) due to the increased interest-bearing loans to third parties during the six months ended December 31, 2021.

Provision (benefit) for income taxes. Income taxes expenses were ¥107,204 ($16,852) for the six months ended December 31, 2021, compared to provision for income taxes benefits of ¥98,338 for the same period of 2020. The increase in the Company’s provision for income taxes was due to a decrease in current income tax benefits and an increase in deferred income tax provision. During the six months ended December 31, 2020, we received a tax refund amounted to ¥98,338, however, no refund was received during the same period of 2021. The increase in deferred income tax provision was mainly due to the decreased temporary deductible expenses derived from the net operating loss of FGS during the six months ended December 31, 2021.

Net income (loss). As a result of the factors described above, net loss was ¥111.4 million ($17.5 million) for the six months ended December 31, 2021, an increase of ¥121.4 million ($19.1 million) from net loss of ¥10.0 million for the same period of 2020.

Liquidity and Capital Resources

As of December 31, 2021, we had cash in the amount of approximately ¥332.9 million ($52.3 million). As of June 30, 2021, we had cash in the amount of approximately ¥344.0 million.

Indebtedness. As of December 31, 2021, we had ¥42.2 million ($6.6 million) of warrant liabilities, ¥10.0 million ($1.6 million) of short-term bank loans, ¥0.3 million ($0.04 million) of short-term borrowings from third parties, ¥9.1 million ($1.4 million) of short-term borrowings from related parties, ¥7.0 million ($1.1 million) of long-term borrowings from a related party, ¥2.8 million ($0.4 million) of short-term lease payable and ¥3.3 million ($0.5 million) of long-term lease payable due to third parties, ¥0.1 million ($0.02 million) of short-term lease payable due to a related party, ¥16.2 million ($2.6 million) of contractual purchase commitments, and a liability of severance payments of ¥6.5 million ($1.0 million) which is very unlikely to be incurred in the foreseeable future. Other than indebtedness listed above, we did not have any other finance leases, guarantees or other material contingent liabilities.

Holding Company Structure. We are a holding company with no operations of our own. All of our operations are conducted through the Domestic Companies. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon the receipt of dividends and other distributions from the Domestic Companies. In addition, Chinese legal restrictions permit payment of dividends to us by the Domestic Companies only out of their respective accumulated net profits, if any, determined in accordance with Chinese accounting standards and regulations. Under Chinese law, the Domestic Companies are required to set aside a portion (at least 10%) of their after-tax net income (after discharging all cumulated loss), if any, each year for compulsory statutory reserve until the amount of the reserve reaches 50% of the Domestic Companies’ registered capital. These funds may be distributed to shareholders at the time of each Domestic Company’s wind-up.

Off-Balance Sheet Arrangements. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Resources. To date we have financed our operations primarily through cash flows from operations, short-term bank loans, short-term and long-term borrowings due to related parties, warrant liabilities and convertible notes. As of December 31 2021, we had total assets of ¥507.4 million ($79.8 million), which includes cash of ¥322.9 million ($52.3 million), net accounts receivable of ¥41.7 million ($6.6 million), loans to third parties of ¥25.5 million ($4.0 million) and net contract costs of ¥31.4 million ($4.9 million) and working capital of ¥403.8 million ($63.5 million). Shareholders’ equity amounted to ¥406.1 million ($63.8 million).

Cash from Operating Activities. Net cash used in operating activities was ¥23.0 million ($3.6 million) for the six months ended December 31, 2021. This was an increase of approximately ¥6.3 million ($1.0 million) compared to net cash used in operating activities of approximately ¥16.7 million for the same period in 2020. The increase was mainly due to a gain arise from fair value changes of warrants liabilities, an increase in account receivables and note receivables which was in line with the increase in revenue. The increase was partially offset by the increase in net income as discussed above and restricted shares issued for management and employees. The net cash used in operating activities for the six months ended December 31, 2021 was primarily attributable to the net income attributable to the Company in the amount of ¥111.4 million ($17.5 million) due to the reasons discussed above, reconciled by gain arise from fair value changes of warrants liabilities of ¥147.2 million ($23.1 million), net recovery of provision for credit losses of ¥5.7 million ($0.9 million) and restricted shares issued for management resulting in expenses of ¥27.4 million ($4.3 million), an increase in trade account receivable and note receivables from third parties of ¥20.9 million ($3.3 million) and decrease in contract cost of ¥20.1 million ($3.2 million).

Cash from Investing Activities. Net cash provided by investing activities was approximately ¥26.8 million ($4.2 million) for the six months ended December 31, 2021. This was an increase of approximately ¥24.9 million ($3.9 million) compared to net cash provided by investing activities of approximately ¥1.9 million for the same period in 2020, which was due to the increased repayments from loans to third parties, which partially offset by the increased loans made to third parties.

Cash from Financing Activities. Net cash used in financing activities amounted to ¥9.2 million ($1.5 million) for the six months ended December 31, 2021, as compared to net cash provided by financing activities of ¥56.2 million for the same period in 2020. The decrease in net cash provided by financing activities was mainly due to the decrease in proceeds from sales of common stock and issuance of convertible notes during the six months ended December 31, 2020. During the six months ended December 31, 2021, we repaid ¥8.5 million ($1.3 million) in short-term borrowings to related parties and repaid ¥5.0 million ($0.8 million) in short-term bank loans and received ¥5.0 million ($0.8 million) in short-term borrowings from related parties.

Working Capital. Total working capital as of December 31, 2021 amounted to ¥403.8 million ($63.5 million), compared to ¥412.0 million as of June 30, 2021. Total current assets as of December 31, 2021 amounted to ¥460.4 million ($72.4 million), a decrease of ¥28.1 million ($4.4 million) compared to approximately ¥488.5 million at June 30, 2021. The decrease in total current assets at December 31, 2021 compared to June 30, 2021 was mainly due to a decrease in cash, loans to third parties and contract assets, partially offset by an increase in trade account receivable and notes receivable. Based on the historical trends and the cash used in the operating activities, management believes that the Company will have sufficient working capital for its operations at least 12 months from the issuance date of this interim report.

Current liabilities amounted to ¥56.6 million ($8.9 million) at December 31, 2021, in comparison to ¥76.5 million at June 30, 2021. This decrease of current liabilities was attributable mainly to a decrease in short-term bank loans, short-term borrowings from related parties, other payables and contract liabilities.

Capital Needs. With the uncertainty of the current market, our management believes it is necessary to enhance collection of outstanding accounts receivable and other receivables, and to be cautious on operational decisions and project selection. Our management believes that our current operations can satisfy our daily working capital needs. We may also raise capital through public offerings or private placements of our securities to finance our development of our business and to consummate any merger and acquisition, if necessary.